Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03003708

January 29, 2003

RECEIVED
FEB - 5 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 181

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

Man Group plc
28 January 2003

28 January 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 January 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$20.23, up 4.17% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
21 January 2003

21 January 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 20 January 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$19.42, up 3.79% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
14 January 2003

14 January 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 January 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$18.71, up 1.35% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc

January 27th, 2003

Man Group plc launches first US registered fund

Man Group plc, the global provider of alternative investment products and futures broker, today announces the launch of the Company's first registered fund of hedge fund investment vehicle in the United States for qualified US individual investors.

The fund is sponsored by Glenwood Capital Investments, L.L.C., which also acts as the fund's investment manager. Man Investments Inc., a US subsidiary of Man Group plc, is the fund's primary distributor. The new fund will provide qualified US investors with access to the portfolio of an already established multi-strategy fund of hedge funds which has a nine year track record. The fund is the first in a series of registered investment products Man Group plc anticipates launching in the US tailored to private clients.

The fund is a closed-end investment company that uses a fund of hedge funds investment strategy with an aim to preserve capital and generate attractive returns that have low correlation with traditional stock and bond markets. Established in 1987, Glenwood Capital Investments advises approximately US$5 billion dollars of institutional/private client assets worldwide on a discretionary and non-discretionary basis and is a wholly owned subsidiary of Man Group plc. Glenwood Capital Investments is registered as an investment adviser with the US Securities and Exchange Commission, as a commodity trading advisor and commodity pool operator with the US Commodity Futures Trading Commission and is a member of the National Futures Association.

Stanley Fink, Chief Executive of Man Group plc said "This is Man's first registered hedge fund product targeted at US private clients. With its long attractive track record, Man-Glenwood Lexington, LLC is a most impressive product for this debut. We have a high degree of confidence that it will generate significant investor interest over the next two to three years as our products have done in many other countries around the world."

Man Investment Products, the asset management arm of Man Group plc, has been at the forefront of the alternative investment industry for almost two decades. Established in 1983, it has successfully launched more than 200 alternative investment products, many with leading financial institutions, and manages around US$ 23.1 billion (as reported on October 31, 2002). It has offices in Bahrain, Chicago, Dubai, Hong Kong, London, Montevideo, Tokyo and Switzerland.

- Ends -

Enquiries

Man Group plc 020 7285 3000

Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Lockstone

US Media Contacts:
Walek and Associates +1-212-889-4113
Armel Leslie

About Man Group plc

Man Group plc is a leading global provider of alternative investment products as well as one of the world's largest futures brokers. The Group employs over 1,900 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com. As stated in the interim statement on 7 November 2002, funds under management at the end of October were estimated at US$23.1 billion.

MB

17:34 22 Jan RNS-REG-Man Group PLC <EMG.L> Director Shareholding

RNS Number:5104G
Man Group PLC
22 January 2003

Mr Harvey McGrath, Chairman, today bought 25,000 ordinary shares in Man Group plc at 820.22p. Following this transaction Mr McGrath is deemed to be interested in a total of 7,361,800 Man Group plc ordinary shares representing approximately 2.39% of the Company's issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSILFVDLFIFFIV

For related news, double click on one of the following codes:
[RNS] [MIS] [EUROPE] [WEU] [GB] [REG] [LEN]
[EMG.L\c]

For related price quotes, double click on one of the following codes:
<EMG.L>

Wednesday, 22 January 2003 17:34:15
RNS [nRNSV5104G]

17:31 22 Jan RNS-REG-Man Group PLC <EMG.L> Director Shareholding

RNS Number:5102G
Man Group PLC
22 January 2003

Mr Stanley Fink, Chief Executive, today bought 25,000 ordinary shares in Man Group plc at 820.22p. Following this transaction Mr Fink is deemed to be interested in a total of 4,813,298 Man Group plc ordinary shares representing approximately 1.56% of the Company's issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFVDLIIFFIV

For related news, double click on one of the following codes:
[RNS] [MIS] [EUROPE] [WEU] [GB] [REG] [LEN]
[EMG.L\c]

For related price quotes, double click on one of the following codes:
<EMG.L>

Wednesday, 22 January 2003 17:31:34
RNS [nRNSV5102G]

17:35 22 Jan RNS-REG-Man Group PLC <EMG.L> Director Shareholding

RNS Number:5110G
Man Group PLC
22 January 2003

Mr Peter Clarke, Finance Director, today bought 12,100 ordinary shares in Man Group plc at 820.22p. Following this transaction Mr Clarke is deemed to be interested in a total of 689,235 Man Group plc ordinary shares representing approximately 0.22% of the Company's issued share capital.

END

RDSILFVDLSIFFIV

For related news, double click on one of the following codes:
[RNS] [MIS] [EUROPE] [WEU] [GB] [REG] [LEN]
[EMG.L\c]

For related price quotes, double click on one of the following codes:
<EMG.L>

Wednesday, 22 January 2003 17:35:33
RNS [nRNSV5110G]

17:35 22 Jan RNS-REG-Man Group PLC <EMG.L> Director Shareholding

RNS Number:5109G
Man Group PLC
22 January 2003

Mr Kevin Davis, Executive Director, today bought 12,100 ordinary shares in Man Group plc at 820.22p. Following this transaction Mr Davis is deemed to be interested in a total of 1,147,927 Man Group plc ordinary shares representing approximately 0.37% of the Company's issued share capital.

END
RDSILFVDLVIFFIV

For related news, double click on one of the following codes:
[RNS] [MIS] [EUROPE] [WEU] [GB] [REG] [LEN]
[EMG.L\c]

For related price quotes, double click on one of the following codes:
<EMG.L>

Wednesday, 22 January 2003 17:35:27
RNS [nRNSV5109G]

Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

January 27, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

27 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 January 2003 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 831.99 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

24 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 January 2003 it purchased for cancellation 30,000 of its 10p ordinary shares at a price of 851 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7285 3181

23 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 23 January 2003 it purchased for cancellation 250,000 of its 10p ordinary shares at a price of 836.62 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

22 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 22 January 2003 it purchased for cancellation 50,000 of its 10p ordinary shares at a price of 808.92 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

21 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 January 2003 it purchased for cancellation 200,000 of its 10p ordinary shares at a price of 826.18 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

20 January 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 January 2003 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 842.72 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181